Exhibit 99.1

Contact:
Rick Stewart	Ian Garland
Chief Executive Officer	Chief Financial Officer
Amarin Corporation plc	Amarin Corporation plc
Phone: +44 (0) 20 7907 2440	Phone: +44 (0) 20 7907 2444
Email: investor.relations@amarincorp.com

AMARIN CORPORATION REPORTS FIRST QUARTER 2004 FINANCIAL RESULTS

Net income for the quarter of $13.8 million or $0.77 per fully diluted ADS

$25.6 million gain on settlement with Elan and refinancing of residual debt

$2.4 million loss on sale of US business to Valeant Pharmaceuticals International

LONDON, United Kingdom, May 12, 2004 — Amarin Corporation plc (NASDAQ: AMRN) today reported its results for the quarter ended March 31, 2004.

Revenues for the first quarter of 2004, which relate entirely to discontinued operations, were $1.0 million compared to $3.3 million for the same quarter in 2003, also entirely from discontinued operations.  The first quarter 2003 revenues are after exceptional charges of $6.1 million relating to Permax inventories and deductions.

During the first quarter of 2004 and as previously reported, Amarin sold the majority of its US operations to Valeant Pharmaceuticals International.  This sale, which resulted in a loss in the quarter of $2.4 million, comprised Amarin’s:

•	US commercial operations and subsidiary, Amarin Pharmaceuticals Inc;
•	rights to Permax and the Primary Care Portfolio of marketed products; and
•	rights to the development compound, Zelapar.

Amarin remains responsible for undertaking further safety studies on Zelapar and is liable for up to $2.5 million of development costs.  It is anticipated that these cost will be incurred in the second quarter and will contribute to a second quarter loss.  Under the terms of the sale to Valeant, Amarin will be paid contingent milestones totalling $8 million if these studies show satisfactory results and Zelapar is approved by the US Food and Drug Administration.  Neither of these milestones had been earned in the first quarter and will be recognized as income when and if the contingent events have been satisfied.

Rick Stewart, Chief Executive Officer of Amarin commented, “the restructuring plans were accomplished successfully in the first quarter of 2004 with the sale of Amarin Pharmaceuticals Inc. The improvement in Amarin’s balance sheet will now allow the Company greater flexibility to implement its future growth plans. In the short term we will concentrate on progressing LAX-101 for Huntington’s disease into additional Phase III clinical trials, further balance sheet improvements and building a late-stage neuroscience development pipeline via in-licensing and acquisitions.”

There has been no resolution to the closing balance sheet and in-market inventory contingencies disclosed in our 2003 Annual Report filed with the Securities and Exchange Commission under Form 20-F.

Also during the first quarter 2004 and again as previously reported, Amarin settled its debt obligations with Elan through a cash payment of $17.2 million (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant), issuing a new $5 million 5-year loan note and issuing 500,000 warrants over ordinary shares.  Details of Elan debt settlement are explained more fully in our 2003 Annual Report.  The settlement with Elan resulted in a gain of $25.6 million.  A deferred tax charge of $7.5 million arises on this gain, giving an after tax impact of $18.1 million or $1.01 per American Depositary Share (ADS).

For the first quarter of 2004, the net income was $13.8 million or $0.77 per fully diluted ADS, versus a net loss of $3.7 million or $0.26 per ADS for the first quarter ended March 31, 2003.  The 2003 first quarter net loss reflected charges totalling $7.3 million relating to Permax inventory and deductions and a credit of $7.5 million relating to a waiver of part of the Elan debt.

The results for the first quarter 2004 and the corresponding quarter in 2003 comprise a combination of continuing expenses, discontinued revenues and expenses and the exceptional items outlined above.  The operating loss from continuing business for the first quarter 2004 was $1.6 million (compared to $1.9 million for the same quarter 2003) and reflects the head office operating expenses and LAX-101 product rights amortization.  Ongoing operating costs for the head office are approximately $1.5 million per quarter.

At March 31, 2004 Amarin had cash of $11.2 million and based on the current head office burn rate, Zelapar development costs and working capital movements, is anticipated to be sufficient into the third quarter 2005.

Rick Stewart continued, “plans for enhancing shareholder value by progressing LAX-101 into additional Phase III clinical trials and building the neuroscience development pipeline are progressing according to schedule. We will update shareholders when appropriate. A meeting was held with the Food and Drug Administration during the quarter regarding the clinical trial protocol for additional LAX-101 Phase III studies. As a result of that meeting revisions have been made to the protocol and we are optimistic that the studies could start in the third quarter of 2004”.

Amarin is also today announcing that its Chief Financial Officer, Ian Garland is to leave the company to join another UK based pharmaceutical company. The Chief Financial Officer role is to be filled by Alan Cooke.  Previously, Mr. Cooke was Vice President, Global Strategic Planning at Elan Corporation, plc. Mr. Cooke is a chartered accountant and spent four years with KPMG, Dublin.  Mr. Cooke will be invited to join the board of Amarin Corporation.

Rick Stewart continued, “we would like to thank Ian Garland for his successful contribution to the restructuring process and wish him well with his future endeavours. We welcome Alan Cooke to the board of Amarin.”

Amarin also announces that it will apply for a NASDAQ SmallCap market listing.

Amarin Corporation plc is a specialty pharmaceutical company focused in neuroscience.  The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has a late-stage development candidate, LAX-101, a proprietary compound for Huntington’s disease.

For press release and other Company information, visit our web site at http://www.amarincorp.com

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company’s actual results in future periods to be materially different from any performance suggested herein.  Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, the ability of the Company to continue to fund its operations and product development as well as other risks and uncertainties detailed from time to time in periodic reports.  For more information, please refer to Amarin Corporation’s Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  The Company assumes no obligation to update information on its expectations.